UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Techwell, Inc.

(Name of Subject Company)

Techwell, Inc.

(Name of Persons Filing Statement)

Common Stock, $0.001 par value

Series A Participating Preferred Stock Purchase Rights

(Title of Class of Securities)

87874D 10 1

(CUSIP Number of Class of Securities)

Fumihiro Kozato

President and Chief Executive Officer

Techwell, Inc.

408 E. Plumeria Drive, San Jose, California 95134

(408) 435-3888

 (Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With a copy to:

Jorge A. del Calvo, Esq.

James J. Masetti, Esq.
Pillsbury Winthrop Shaw Pittman LLP
2475 Hanover Street
Palo Alto, CA 94304

(650) 233-4500

☒                                  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following documents relating to the proposed acquisition of Techwell, Inc. (the "Company") by Intersil Corporation ("Intersil") pursuant to the terms of an Agreement and Plan of Merger dated as of March 22, 2010 by and among the Company, Intersil and Navajo Merger Sub, Inc.: (i) a letter to Company customers from the CEO of the Company and (ii) frequently asked questions for Company customers.

TO:	Our Valued Customers, Sales Representatives and Distributors

FROM:	Techwell, Inc.

DATE:	March 25, 2010

SUBJ:	Pending Acquisition of Techwell, Inc. by Intersil Corporation

Dear Customer,

On March 22, 2010, Intersil Corporation announced the signing of a definitive merger agreement providing for the acquisition of Techwell, Inc. by Intersil. Under the terms of the agreement, Intersil will make a cash tender offer to acquire all of the issued and outstanding shares of our common stock.  This transaction has been approved by our board of directors. We are excited about the potential benefits of this announcement and expect the transaction to close as early as the second quarter of 2010.

This merger supports our ongoing commitment to becoming a technologically broader and operationally stronger company.  This will allow us to better support our customers’ overall product, design and efficiency needs and will help us deliver a much broader product offering in our end markets.  Intersil’s customer relationships will create numerous new opportunities for the combined company.

Operationally, it will be business as usual for customers of both companies. We remain committed to providing you with outstanding customer service, advanced technology solutions, and world-class quality and products. We look forward to a long and mutually beneficial relationship.

We have included a list of frequently asked questions below.  If you have any questions or concerns, please contact your local Techwell sales representative.

Best regards,

Hiro Kozato

Chief Executive Officer

FAQ FOR CUSTOMERS

Q.           Who is Intersil Corporation?

Intersil Corporation (NASDAQ: ISIL) is a leader in the design and manufacture of high-performance analog and mixed signal semiconductors. Intersil’s products address some of the industry’s fastest growing markets, such as flat panel displays, cell phones, notebooks and other handheld systems. Intersil’s product families address power management functions and analog signal processing functions. Intersil products include ICs for battery management, hot-plug controllers, linear regulators, power sequencers, supervisory ICs, bridge drivers, PWM controllers, switching DC/DC regulators, Zilker Labs Digital Power ICs and power MOSFET drivers; optical storage laser diode drivers; DSL line drivers; D2Audio products; video and high-performance operational amplifiers; high-speed data converters; interface ICs; analog switches and multiplexers; crosspoint switches; voice-over-IP devices; and ICs for military, space and radiation-hardened applications. For more information about Intersil, visit the Intersil’s web site at www.intersil.com.

Q.           Why the Intersil-Techwell combination?

It brings together two highly capable organizations. Together, the companies will be able to capitalize on the strengths each organization has in product offerings and distribution.

Intersil and Techwell have a shared vision to be recognized as a leader in high performance analog and to be the best analog and mixed signal semiconductor solution company in the world.

Q.           How is this deal structured?

It is an all-cash transaction.

Q.           What is the value of this deal?

Under the terms of the agreement, Intersil will make a cash tender offer of $18.50 per share for all outstanding shares of Techwell common stock.  Net of Techwell’s cash and equivalents, the transaction values Techwell at approximately $370 million.

Q.           Who will make up the management team of the combined organization and what are their roles?

David Bell, Intersil’s President, Chief Executive Officer and Director, will continue in such roles at Intersil. The rest of the management team will be formed as the transition team goes through its work during the closing period. Both management teams are committed to growing and strengthening customer relationships for the combined entity.

Q.           Will this transaction require shareholder approval?

No — but the holders of more than 50% of outstanding Techwell shares must tender their shares in the tender offer.

Q.           When do you expect the transaction to close?

We are assuming a typical process for the acquisition of a U.S. public company. Intersil will commence the tender offer once it files with the SEC the necessary documentation. We also need to receive Hart-Scott-Rodino (HSR) clearance, which is antitrust clearance in the United States. Assuming that all of this concludes without delays, we could close the transaction in the second calendar quarter of 2010.

Q.           How does this deal affect current Techwell customers?

Until this transaction closes, nothing changes in terms of dealings with Techwell. Upon closing, Intersil believes Techwell’s customers will quickly see the benefits of dealing with a company that has a strong customer base and wide product offering.

Q.           How do customers benefit from this deal?

The combination of the two companies creates a larger, stronger organization with a wider global presence to better meet the growing requirements of our customers. In addition, Techwell’s customers will have the benefit of being supported by an operationally stronger company.

Q.           Who will call on me now?

Your existing relationship will not change between now and when the transaction closes. You will be advised should any changes occur after the close of the transaction.

Q.           As these two companies combine will we see a negative impact on product development efforts?

No. The plan would be to leverage the technology and innovation that both companies bring to the combined entity.

Q.           What happens to my current agreement?

Current agreements remain intact and will transfer to Intersil.

Q.           Can I demand a new agreement given this wholesale change of ownership?

No. Change of ownership does not alter the terms of the agreement.

Q.           What is the future of the Techwell product lines?

After the close of the transaction, Intersil will share future product direction and focus.  Intersil currently intends to add Techwell’s mixed signal video products to its product lines to help its customers build solutions that improve performance, reduce overall cost and shorten time-to-market.

Q.           Will the price of Techwell’s products increase?

Techwell always maintains the right to change its product prices, but we do not anticipate an increase in the price of Techwell’s products solely as a result of the merger.

Q.           What, if any, is the product overlap between Intersil and Techwell’s product lines?

The transaction is largely complementary in nature and both companies participate in the mixed signal semiconductor marketplace.

Securities Law Disclosure and Additional Information

The tender offer for the outstanding shares of common stock of Techwell has not yet commenced. No statement in this document is an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced, Intersil Corporation and an indirect wholly-owned subsidiary of Intersil Corporation will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Techwell will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Any offers to purchase or solicitations of offers to sell will be made only pursuant to such tender offer statement. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the related solicitation/recommendation statement will contain important information, including the various terms of, and conditions to, the tender offer, that should be read carefully by Techwell’s stockholders before they make any decision with respect to the tender offer. Such materials, when prepared and ready for release, will be made available to Techwell’s stockholders at no expense to them. In addition, at such time such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov.

###